Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FISCAL YEAR 2011

November 10, 2011

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2011, 2010, and 2009. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Our reconciliation of results reported in accordance with GAAP to U.S. GAAP can be found in Note 29 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risk Environment section.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 2 of 62

NON-GAAP MEASURES

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1.	Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 24. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 9 and 10. A discussion of DSO, ROIC, ROE and net debt to capitalization can be found on page 31.

CHANGE IN REPORTING SEGMENTS

As a result of an organizational adjustment at the beginning of the fiscal year, CGI’s operations are being managed through four operating segments as compared to three in the prior years. Furthermore, the corporate segment is no longer identified and is completely allocated to the other four segments. Prior period results have been retrospectively revised to reflect this change. This MD&A reflects the current segmentation and therefore, restates the segmented results of the years ended September 30, 2010 and 2009. For more details on how our operations are managed, please refer to page 6 of this MD&A and to note 23 of the consolidated financial statements.

RECLASSIFICATION OF VERTICAL MARKETS

On October 31, 2011, CGI announced that it will now report a separate “Health” vertical market. The new vertical is the result of the Company’s strong historical performance and the sector’s overall importance to CGI’s global growth strategy. Previously, this sector was embedded within both the government and financial services verticals. In addition, the Company consolidated the manufacturing and retail & distribution vertical markets into one – manufacturing, retail & distribution (“MRD”). The MD&A incorporates the above changes to our vertical markets.

TRANSFER AGENT

Computershare Investor Services Inc.

(800) 564-6253

INVESTOR RELATIONS

Lorne Gorber

Senior Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 3 of 62

MD&A OBJECTIVES AND CONTENTS

•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6

	1.2. Vision and Strategy	7

	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the year, the past three years’ key performance measures, and CGI share performance.

	2.1. Fiscal Year 2011 Highlights	8

	2.2. Key Performance Measures Defined	9

	2.3. Selected Yearly Information & Key Performance Measures	10

	2.4. Stock Performance	11

3. Financial Review	A discussion of year-over-year changes to operating results for years ended September 30, 2011, 2010, and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market.

	3.1. Bookings and Book-to-Bill Ratio	12

	3.2. Foreign Exchange	15

	3.3. Revenue Distribution	17

	3.4. Revenue Variation and Revenue by Segment	18

	3.5. Operating Expenses	20

	3.6. Adjusted EBIT by Segment	22

	3.7. Earnings from Continuing Operations before Income Taxes	24

	3.8. Net Earnings and Earnings Per Share	25

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 4 of 62

Section	Contents	Pages
4. Liquidity	This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (Days sale outstanding) and capital structure (Return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

4.1.     Statements of Cash Flows

4.2.     Capital Resources

4.3.     Contractual Obligations

4.4.     Financial Instruments and Hedges

4.5.     Selected Measures of Liquidity and Capital Resources

4.6.     Off-Balance Sheet Financing and Guarantees

4.7.     Capability to Deliver Results

27 29 29 30 31 31 32

5. Related Party Transactions	This section presents the total value of transactions and resulting balances with our joint venture – Innovapost Inc. (“Innovapost”).	32

6. Joint Venture: Supplementary Information	This section presents CGI’s proportionate share of Innovapost included in our consolidated financial statements.	33

7. Fourth Quarter Results	A discussion of year-over-year changes to operating results for the quarters ended September 30, 2011, and 2010, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis.

	7.1 Revenue Variation and Revenue by Segment 7.2 Adjusted EBIT by Segment 7.3 Net Earnings and Earnings Per Share	34 35 37

8. Summary of Quarterly Results	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.

	8.1 Key Performance Measures for the Past Eight Quarters 8.2 Quarterly Variances	39 39

9. Summary of Significant Accounting Policies	This section explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project.

	9.1 Changes in Accounting Policies 9.2 Critical Accounting Estimates 9.3 International Financial Reporting Standards	40 40 43

10. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	54

11. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	11.1 Risks and Uncertainties 11.2 Legal Proceedings	55 62

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 5 of 62

1.	CORPORATE OVERVIEW

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible and cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•

Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include government, financial services, MRD, telecommunications & utilities, and health.

The Company has more than 100 proprietary business solutions which help shape opportunities and drive incremental value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are best able to satisfy our clients’ needs. All of our business units continue to be certified.

Our operations are managed in four operating segments based on our delivery model incorporating domestic activities as well as services from utilizing our unique global delivery model. The Global Infrastructure Services (“GIS”) segment incorporates all services we provide to our clients globally for the management of their technology infrastructure. The other segments are based on our geographic delivery model: Canada, U.S. and India (“U.S.”) and Europe and Asia Pacific (“Europe”).

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 6 of 62

1.2. VISION AND STRATEGY

At CGI, we derive our business vision from our dream which is to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.

The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.

1.3. COMPETITIVE ENVIRONMENT

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.

CGI offers its end-to-end services to a select set of targeted vertical markets in which we have deep business and technical expertise covering 90% of global IT spend. These vertical markets are: government, financial services, MRD, telecommunications & utilities, and health. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical market industry knowledge and expertise are required.

Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets – Canada, the U.S. and Europe, collectively covering approximately 70% of global IT spending – we are in a position to compete effectively on an international scale and win large contracts.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 7 of 62

2.	HIGHLIGHTS AND KEY PERFORMANCE MEASURES

2.1. FISCAL YEAR 2011 HIGHLIGHTS

The Company continued to grow year-over-year and our adjusted EBIT margin continues to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase the return to our shareholders. The highlights below include the impacts of the Performance Improvement Plan as explained below in section 2.1.3.:

•	Bookings of $4.9 billion;

•	Book-to-bill ratio of 113%;

•	Constant currency revenue growth of 18.9% over last year;

•	Adjusted EBIT margin remains high at 13.0%;

•	Basic and diluted EPS grew by 29.1% and 27.4% respectively compared to the prior year;

•	Return on equity reached 19.5%;

•	Cash provided by continuing operating activities remained strong, representing 13.2% of revenue; and

•	Repurchased 16.4 million Class A subordinate shares of the Company.

2.1.1. Conseillers en informatique d’affaires CIA Inc.

On April 4, 2011, CGI concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased its shares held by CGI. CGI simultaneously purchased the operations carried out in CIA’s Paris office. The sale and acquisition did not have a material impact on the Company’s net earnings or financial position. The revenue reported in Canada decreased by approximately $17.3 million during the year from fiscal 2010.

2.1.2. Private Debt Placement

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with U.S. institutional investors. The private placement is comprised of three tranches of senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company will draw down the proceeds no later than December 15, 2011, and plans to execute interest rate swaps subject to favourable market conditions in order to reduce its financing costs and maximize flexibility. The Company intends to use the proceeds of the private placement to pay down part of the Company’s existing revolving term facility which matures in August 2012.

2.1.3. Performance Improvement Plan

During the fourth quarter, the Company accelerated the on-going optimization of its cost structure in light of the current economic environment and outlook. Technological advancements have enabled our workforce to become increasingly mobile. This increased mobility of our workforce along with the growth in our global delivery centres evolved our real estate needs. As a result, and in order to remain competitive, a total pre-tax charge of $45.4 million was taken mainly comprised of provisions on excess real estate, related leasehold improvements and severance costs in the amount of $33.7 million. Also, through a review of the Company’s business solutions portfolio and following the deferral of investments by some of our clients, management decided to lower the outlook for certain of the Company’s business solution investments and therefore, resulted in the impairment of two business solutions. An impairment charge of $11.7 million was taken on these solutions primarily for the financial services market. Of the $45.4 million charge, $29.6 million is included in “Cost of services, selling and administrative” while the $11.7 million impairment charge and $4.1 million of leasehold improvements write-off is included in “Amortization” on the Consolidated Statement of Earnings. Please see section 7 – Fourth Quarter Results for more information.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 8 of 62

2.2. KEY PERFORMANCE MEASURES DEFINED

We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability

•       Adjusted EBIT – is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 3). Management believes this best reflects the profitability of our operations.

•       Diluted earnings per share attributable to shareholders of CGI – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity

•       Cash provided by continuing operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•       Days sales outstanding – is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO below its 45-day target.

Growth

•       Constant currency growth – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

•       Backlog – represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•       Book-to-Bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

•       Net Debt to Capitalization ratio – is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•       Return on Equity – is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•       Return on Invested Capital – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 9 of 62

2.3. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the year ended September 30 (in thousands of dollars unless otherwise noted)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Growth
Backlog [1] (in millions of dollars)	13,456	13,320	10,893	1.0%	22.3%
Bookings (in millions of dollars)	4,875	4,643	4,059	5.0%	14.4%
Book-to-bill ratio	113%	124%	106%
Revenue	4,323,237	3,732,117	3,825,161	15.8%	-2.4%
Year-over-year growth	15.8%	-2.4%	3.2%
Constant currency growth [2]	18.9%	3.4%	-1.9%
Profitability
Adjusted EBIT [3]	561,952	511,902	460,741	9.8%	11.1%
Adjusted EBIT margin	13.0%	13.7%	12.0%
Net earnings	435,065	362,766	317,205	19.9%	14.4%
Net earnings margin	10.1%	9.7%	8.3%
Basic EPS (in dollars) [4]	1.64	1.27	1.03	29.1%	23.3%
Diluted EPS (in dollars) [4]	1.58	1.24	1.02	27.4%	21.6%
Liquidity
Cash provided by continuing operating activities	571,215	552,367	630,244	3.4%	-12.4%
As a percentage of revenue	13.2%	14.8%	16.5%
Days sales outstanding [5]	53	47	39	12.8%	20.5%
Capital structure
Net debt to capitalization ratio [6]	26.8%	30.6%	n/a
Net debt (cash)	897,418	1,010,816	(66,034)	-11.2%	1630.8%
Return on equity [7]	19.5%	16.4%	14.2%
Return on invested capital [8]	14.1%	16.3%	14.0%
Balance sheet
Cash, cash equivalents, bank overdraft and short-term investments	92,389	141,020	343,427	-34.5%	-58.9%
Total assets	4,685,543	4,607,191	3,899,910	1.7%	18.1%
Long-term financial liabilities [9]	728,809	1,159,198	349,362	-37.1%	231.8%

[1]

Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 18 for details.
[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 24.
[4]	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.
[5]	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.
[6]

The net debt to capitalization ratio represents the proportion of long-term debt and bank overdraft, net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. At the end of fiscal 2009, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

[7]	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the year over the last four quarters’ average equity attributable to shareholders of CGI.
[8]

The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI, long-term debt and bank overdraft, less cash and cash equivalents, short-term and marketable long-term investments, net of the impact of the fair value of forward contracts.

[9]	Long-term financial liabilities include the long-term portion of debt and other long-term liabilities.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 10 of 62

2.4. STOCK PERFORMANCE

2.4.1. FY 2011 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	15.27
High:	24.30
Low:	15.27
Close:	19.71
CDN average daily trading volumes:	1,150,372

NYSE	(US$)
Open:	15.03
High:	25.63
Low:	14.88
Close:	18.81
U.S. average daily trading volumes:	259,029

Includes the average daily volumes of both the TSX and alternative trading systems.

2.4.2. Share Repurchase Program

On January 26, 2011, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 23,006,547 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2011 and ending on the earlier of February 8, 2012, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal year 2011, the Company repurchased 16,373,400 of its Class A subordinate shares for $305.0 million at an average price of $18.63, under the current and previous NCIB. As at September 30, 2011, the Company may purchase up to an additional 13.3 million shares under the current NCIB.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 11 of 62

2.4.3.	Capital Stock and Options Outstanding (as at November 3, 2011)

227,289,487 Class A subordinate shares

33,608,159 Class B shares

26,372,456 options to purchase Class A subordinate shares

3.	FINANCIAL REVIEW

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

The Company achieved a book-to-bill ratio of 113% for the year. Of the $4.9 billion in bookings signed during the year, 63% came from new business, while 37% came from extensions and renewals.

Our largest vertical markets for bookings were government and financial services, making up approximately 54% and 24% of total bookings, respectively. From a geographical perspective, U.S accounted for 64% of total bookings, followed by Canada at 31% and Europe at 5%.

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

3.1.1. Significant Bookings in the Year

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
October 21, 2010	U.S. General Services Administration	Five years	US$	76.0 million

CGI has been selected as one of the 11 companies awarded a five-year, government-wide Blanket Purchase Agreement for Infrastructure as a Service by the U.S. General Services Administration. During this contract CGI will offer government agencies virtual machines and Web hosting services in a cloud environment.

November 5, 2010	SaskEnergy	Seven years		Not released

CGI’s work includes the replacement of SaskEnergy’s legacy customer and billing information system utilizing Oracle’s Customer Care and Billing application to manage critical business functions including customer service, billing, collections and meter management.

November 17, 2010	U.S. Defense Information Technology Contracting Organization	Five years	US$	28.0 million

CGI will support the Kyrgyzstan Border Service’s efforts to better coordinate control of their border as well as provide information technology support to the U.S. Army Communications-Electronics Command’s counter narcotics efforts.

January 11, 2011	U.S. Department of Housing and Urban Development (“HUD”)	Until Sept 30, 2011	US$	40.3 million

In conjunction with state and local housing agencies, CGI administers HUD’s multi-family housing programs in California, Florida, New York, Ohio, and Washington, DC. CGI’s contract is performance-based and, since its award 10 years ago, the company has demonstrated a strong track record of performance on behalf of its partner housing agencies.

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ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
January 12, 2011	Industrial Alliance Insurance and Financial Services, Inc.	Ten year extension and expansion	$137.0 million

CGI will continue to support the strategic growth of Industrial Alliance, the fourth largest life and health insurance firm in Canada, by becoming its preferred IT vendor delivering a wide range of IT services.

January 12, 2011	Centers for Medicare & Medicaid Services	Five years	US$55.0 million

CGI will continue software development and operational support services for the Provider Enrollment Chain Ownership System including Health Information Technology for Economic and Clinical Health registration and attestation functionality.

January 18, 2011	Société Générale Corporate & Investment Banking (“SG CIB”)	Three years	Not released

CGI will provide application development and support services using its global delivery centres to SG CIB locations in Paris, London, New York, Singapore and Hong Kong.

March 2, 2010	Highmark Blue Cross Blue Shield	Five year renewal	Not released

CGI will provide comprehensive claims audit services to identify provider overpayments and coding errors on claims submitted from providers throughout the Commonwealth of Pennsylvania. The work will be performed by consultants, claims investigators, clinicians, and coding specialists using the company’s proprietary Customized Audit System software—an enterprise-wide solution designed to support the prediction, identification, management, and analysis of claims.

April 26, 2011	State of California Franchise Tax Board (“FTB”)	Five and a half years	US$399.0 million

CGI’s innovative solution will support fundamental changes in FTB’s tax processing that will generate an estimated $2.8 billion in additional revenue for the State by 2016-2017, helping to narrow its substantial tax revenue gap. The Enterprise Data to Revenue project will be a performance-based, benefits-funded contract where CGI is paid from a percentage of the increased revenues generated. The contract includes a five-year option for maintenance and operation valued at an additional $139 million.

May 17, 2011	Space and Naval Warfare Systems Center	Not Released	US$49.0 million

CGI will continue to provide production execution, testing, and technical support for U.S. military Command, Control, Communications, Computers, Combat Systems, Intelligence, Surveillance and Reconnaissance (C5ISR) mission modules.

May 18, 2011	Environmental Protection Agency (“EPA”)	Seven years	US$34.0 million

Under the multi-vendor ITS-EPA II Program Blanket Purchase Agreement, CGI will partner with EPA to develop and implement a new cyber security approach focused on strengthening the internal security posture, streamlining processes, re-engineering operations, and enhancing service tracking.

May 19, 2011	Evraz	Until 2016	Not released

CGI will provide IT services support to its North American operations.

May 31, 2011	Commonwealth of Pennsylvania, Department of Public Welfare	Four year renewal	US$44.9 million

CGI will help prevent, detect, deter and correct provider improper payments within Pennsylvania’s Medicaid Medical Assistance program. CGI will use its proprietary data mining software, the Customized Audit System, to conduct reviews of claims and records, identify over and underpayments for recovery, and provide support for appeals activities.

June 7, 2011	University Health Network	Seven years	$50.0 million

CGI’s solution will provide a secure, shared repository for storage, retrieval and viewing of diagnostic images such as X-rays and MRIs, and associated documents across multiple hospital sites in greater Toronto and central Ontario.

July 22, 2011	State of Alaska’s Department of Administration	Seven years	US$54.0 million

CGI will provide services for project management, business process redesign, system configuration and development, data conversion and training. The State will subscribe to CGI’s managed services offering, Managed Advantage, for application maintenance, technical upgrades and help desk support.

July 22, 2011	Encana Corporation	Five years	Not released

CGI will manage over 370 custom applications Encana requires to run its business. CGI is leveraging its near-shore delivery capabilities and predictive cost model to minimize risk and reduce cost.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 13 of 62

ANNOUNCEMENT DATE	CLIENT	DURATION	VALUE
August 10, 2011	Scotiabank	Seven years	Not released

CGI will replace multiple legacy trade and supply chain applications at Scotiabank with a single, integrated platform to enhance service to clients, reduce costs, and provide greater visibility and transparency into its North America, Latin America, Caribbean and Asia operations.

September 13, 2011	Environmental Protection Agency	Six year renewal	US$207.0 million

CGI will continue to support EPA’s Central Data Exchange through a wide range of technology services, including information assurance/cyber security, web application and systems development, program management, user support, and operations and maintenance services.

September 15, 2011	Wake County, NC	Twelve years	US$30.5 million

CGI will host the system and securely manage day-to-day operations under its Managed Advantage program, which includes application maintenance, technical upgrades, disaster recovery services, and client support. The County will benefit from a single point of accountability for software, services, and hosting as well as a predictable cost over the contract term for product upgrades, infrastructure, and maintenance.

October 3, 2011	Environmental Protection Agency	Five years	US$64.5 million

CGI will provide production application platform management to support EPA’s primary data center, the National Computing Center, including support for application deployment checklist process, management of numerous applications platforms, and delivery of technical consulting services. This contract was signed prior to but announced subsequent to our year-end.

October 5, 2011	Wyoming State Auditor’s Office	Five year renewal	US$28.7 million

CGI will continue to provide secure day-to-day ERP operations management, including application maintenance, technical upgrades, disaster recovery services, and client support. This contract was signed prior to but announced subsequent to our year-end.

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3.1.2. Significant Contract Vehicles

In addition to the significant bookings outlined above, CGI also participates in a number of contract vehicles that simplify and streamline the procurement process. Ordering against these vehicles meets U.S. federal requirements for full and open competition, and assures that our past performance credentials have been thoroughly validated. These contract vehicles offer CGI the flexibility to respond to broad agency requirements in a quick and efficient manner. Bookings are registered only when a specific task order is awarded from the contract vehicles. The key vehicles are outlined below along with their term and total value.

CONTRACT VEHICLES	TERM	VEHICLE US$ CEILING*
US Army AMCOM EXPRESS	March 1, 2005 to January 31, 2012	Not released

GSA Alliant	May 1, 2009 to April 30, 2014	$50.0 billion

Navy Seaport-e	April 5, 2004 to April 4, 2014	$39.0 billion
With five option years

NIH CIOSP2	December 20, 2000 to December 20, 2011	$19.5 billion

DISA ENCORE	Ending May 31, 2013	$12.2 billion
Includes five one-year options

US Army FIRST	January 1, 2007 to January 1, 2014	$9.0 billion

CMS-ESD	September 14, 2007 to September 13, 2017	$4.0 billion

EPA-ITS	July 1, 2009 to September 30, 2016	$955.0 million

US Marine Corps CEOss	September 5, 2006 to September 30, 2016	$500.0 million

Awarded in FY 2011
VA T-4	Five years	$12.0 billion

CDC CIMS	Two years	$4.0 billion
With four two-year options

Treasury TIPSS 4	December 28, 2010 to December 27, 2020	$4.0 billion
With nine option years

US Army OPTARSS II	March 1, 2011 to March 1, 2016	$2.5 billion

GSA Infrastructure (IaaS)	Years 2010 to 2015	$76.0 million

*	Vehicle US$ Ceiling are for all awarded vendors including CGI Group Inc.

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

Closing foreign exchange rates

As at September 30,	2011	2010	2009	Change 2011/2010	Change 2010/2009
U.S. dollar	1.0389	1.0298	1.0722	0.9%	-4.0%
Euro	1.3971	1.4006	1.5686	-0.2%	-10.7%
Indian rupee	0.0212	0.0231	0.0223	-8.2%	3.6%
British pound	1.6231	1.6198	1.7158	0.2%	-5.6%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 15 of 62

Average foreign exchange rates

For the years ended September 30,	2011	2010	2009	Change 2011/2010	Change 2010/2009
U.S. dollar	0.9866	1.0407	1.1804	-5.2%	-11.8%
Euro	1.3759	1.4116	1.5944	-2.5%	-11.5%
Indian rupee	0.0219	0.0226	0.0242	-3.1%	-6.6%
British pound	1.5845	1.6227	1.8235	-2.4%	-11.0%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 16 of 62

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Contract Types A. Management of IT and business functions (outsourcing) – 68% 1. IT services – 51% 2. Business process services – 17% B. Systems integration and consulting – 32%

Client Geography Based on client’s domicile A. U.S. – 47% B. Canada – 47% C. Europe – 6%

Vertical Markets A. Government – 39% B. Financial services – 26% C. Manufacturing, retail and distribution – 14% D. Telecommunications and utilities – 13% E. Health – 8%

3.3.1. Client Concentration

Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal

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government including its various agencies represented 28.5% of our revenue for fiscal 2011 as compared to 13.7% in fiscal 2010, and 10.3% in fiscal 2009.

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2011 and 2010 fiscal periods. The 2010 and 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

For the years ended September 30 (in thousands of dollars except for percentage)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Total CGI Revenue	4,323,237	3,732,117	3,825,161	15.8%	-2.4%
Variation prior to foreign currency impact	18.9%	3.4%	-1.9%
Foreign currency impact	-3.1%	-5.8%	5.1%
Variation over previous period	15.8%	-2.4%	3.2%
Global Infrastructure Services
Revenue prior to foreign currency impact	816,891	857,955	928,897	-4.8%	-6.0%
Foreign currency impact	(4,807)
Global Infrastructure Services revenue	812,084	857,955	928,897	-5.3%	-7.6%
Canada
Revenue prior to foreign currency impact	1,339,704	1,345,445	1,335,455	-0.4%	1.3%
Foreign currency impact	(3,324)
Canada revenue	1,336,380	1,345,445	1,335,455	-0.7%	0.7%
U. S.
Revenue prior to foreign currency impact	2,058,064	1,335,795	1,310,093	54.1%	14.6%
Foreign currency impact	(104,053)
U.S. revenue	1,954,011	1,335,795	1,310,093	46.3%	2.0%
Europe
Revenue prior to foreign currency impact	224,653	192,922	250,716	16.4%	-13.9%
Foreign currency impact	(3,891)
Europe revenue	220,762	192,922	250,716	14.4%	-23.1%

For fiscal 2011, revenue was $4,323.2 million, an increase of $591.1 million or 15.8% compared to fiscal 2010. On a constant currency basis, revenue grew by 18.9% year-over year, while foreign exchange fluctuations negatively impacted our revenue by $116.1 million or 3.1% mainly due to the fluctuations of the U.S. dollar exchange rate. We experienced a significant increase in revenue in our U.S. segment primarily due to the inclusion of a full year’s revenue from Stanley, Inc. (“Stanley”), a U.S. federal government contractor. Stanley was acquired on August 17, 2010. On a constant currency basis, our government vertical market grew the most over the past year at 58.8% followed by our health and MRD vertical markets at 21.5% and 10.6%, respectively.

The economic challenges of fiscal 2009 continued into the first quarter of our fiscal 2010; by the second quarter, our results were showing modest signs of recovery in North America while our Europe segment continued to feel its effects. We ended fiscal 2010 with revenue of $3,732.1 million, a decrease of $93.0 million or 2.4% over fiscal 2009. On a

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constant currency basis, our revenue grew by 3.4% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $223.3 million or 5.8%. On a constant currency basis from fiscal 2009 to 2010, our health vertical market grew the most at 33.9% followed by our government vertical market at 8.2%.

3.4.1. Global Infrastructure Services

Revenue for GIS was $812.1 million in fiscal 2011, compared to $858.0 million in the prior year representing a decrease of $45.9 million or 5.3% over fiscal 2010. There was a $4.8 million unfavourable foreign exchange impact included in the revenue of GIS. The change is due to the expiration of an outsourcing contract in our financial services vertical market.

For the year ended September 30, 2010, revenue from our GIS operating segment was $858.0 million representing a decrease of $70.9 million or 7.6% over fiscal 2009 revenue of $928.9 million. In fiscal 2009, a larger than normal volume of IT projects were started especially for our clients in the MRD vertical market. The volume reduced in the following year causing the majority of the decrease for the segment.

3.4.2. Canada

Revenue in Canada was $1,336.4 million in fiscal 2011, a decrease of $9.1 million or 0.7% over fiscal 2010. The decrease came from lower work volumes and delays in project start-ups from our clients, particularly in the telecommunications & utilities and government vertical markets. The government vertical market was also impacted by the expiration of a low margin contract. In addition, with the disposition of CIA in April 2011, revenue in Canada was unfavourably impacted by approximately $17.3 million in fiscal 2011. These decreases were partially offset by growth in the MRD and health vertical markets.

Revenue in Canada was $1,345.4 million in fiscal 2010, an increase of $10.0 million or 0.7% over fiscal 2009. The increase comes mostly from financial services clients, partially offset by decreases in telecommunications & utilities and government clients.

3.4.3. U.S.

Revenue in U.S. was $1,954.0 million in fiscal 2011, an increase of $618.2 million or 46.3% over fiscal 2010. On a constant currency basis, revenue in this segment rose by $722.3 million or 54.1%. The unfavourable foreign currency fluctuations caused a decrease of $104.1 million. The increase in revenue was mainly generated by the growth from the government vertical market, mostly due to the full year’s impact of the acquisition of Stanley. In addition, we have seen increases in volumes of work from our health vertical market and from work being delivered out of our global delivery centres. This growth was partially offset by decreases experienced with state and local government clients, and with clients in our financial services vertical market.

U.S. revenue was $1,335.8 million in fiscal 2010, an increase of $25.7 million or 2.0% over fiscal 2009. On a constant currency basis, revenue in this segment rose by 14.6%. Part of this growth is from a combination of new contracts won in the fiscal 2010 and the contracts that came on stream in the latter part of fiscal 2009. These contracts were mostly in the financial services, government and health vertical markets. The increase is also partially attributed to the revenue growth generated by the acquisition of Stanley, reflecting six weeks of operations in fiscal 2010.

3.4.4. Europe

Revenue for Europe was $220.8 million in fiscal 2011, compared to $192.9 million in the prior year representing an increase of $27.8 million or 14.4% over fiscal 2010. Before foreign currency impacts, revenue increased by $31.7 million or 16.4%, with growth across all our major geographies. The unfavourable foreign exchange rate fluctuations negatively impacted revenue by $3.9 million, mostly due to the devaluation of the euro and British pound. Higher work volumes came from new and existing clients in the financial services and telecommunications & utilities vertical markets.

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Revenue in Europe was $192.9 million in fiscal 2010 compared to $250.7 million in fiscal 2009, a decrease of $57.8 million or 23.1%. Before foreign currency impacts, revenue decreased by 13.9%, reflecting the economic situation in this region where many of our clients took precautionary steps to conserve capital and therefore, decreased their spending on IT projects. Our clients in this segment are predominantly in the financial services and telecommunications & utilities vertical markets, which were the two hardest hit by the economic recession.

3.5. OPERATING EXPENSES

For the years ended September 30 (in thousands of dollars except for percentage)	2011	% of Revenue	2010	% of Revenue	2009	% of Revenue
Costs of services, selling and administrative	3,553,192	82.2%	3,025,823	81.1%	3,170,406	82.9%
Foreign exchange gain	(3,279)	(0.1%)	(916)	(0.0%)	(1,747)	(0.0%)
Amortization	211,372	4.9%	195,308	5.2%	195,761	5.1%
Capital assets	78,627	1.8%	72,067	1.9%	61,412	1.6%
Contract costs related to transition costs	23,100	0.5%	30,396	0.8%	22,377	0.6%
Other intangible assets	97,926	2.3%	92,845	2.5%	100,829	2.6%
Impairment of other intangible assets	11,719	0.3%	—	0.0%	11,143	0.3%

3.5.1. Costs of Services, Selling and Administrative

When compared to fiscal 2010, costs of services, selling and administrative expenses increased by $527.4 million mainly due to the acquired business of Stanley. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $103.0 million, partially offsetting the unfavourable translation impact of $116.1 million on revenue. As a percentage of revenue, costs of services, selling and administrative increased by 1.1% to 82.2% from 81.1% for fiscal 2010. Our costs of services increased as a percentage of revenue due mostly to the impact of including the first full year of operations from the acquisition of Stanley with its higher proportion of cost-plus contracts. In addition, some of our offices experienced delays in project start-ups which resulted in under utilization of our resources and therefore, impacted our direct costs. The Company incurred $43.2 million in our fiscal year related primarily to the rationalization of excess real estate in our operations and severance costs to realign our workforce, as explained in section 2.1.3. This was $16.8 million more than the $26.4 million incurred in the prior year for similar expenses. The variances were also offset partially by the favourable impact from a license sale for $10.2 million and the settlement of a bad debt during the first quarter of the fiscal year. Our selling and administrative expenses, as a percentage of revenue, decreased as we continued to rationalize our facilities and other fixed costs. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to performance based adjustments to our profit sharing amounts and other compensation accruals in the period.

In 2010, costs of services, selling and administrative expenses decreased by $144.6 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $189.3 million, partially offsetting the $223.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 82.9% to 81.1%. The improvement is due to the numerous initiatives taken in the prior two years to improve our gross margin. In 2010, we incurred approximately $26.4 million on severances and the elimination of excess real estate. Our selling and administrative expenses as a percentage of revenue decreased slightly from the prior year.

3.5.2. Foreign Exchange Gain

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of forward contracts.

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3.5.3. Amortization

Amortization for fiscal 2011 increased by $16.1 million to $211.4 million representing 4.9% of revenue. This compares to $195.3 million incurred in fiscal 2010 representing 5.2% of revenue. The increase in expense is primarily related to the impairment of business solutions and the write-off of leasehold improvements as a result of exited space in the total amount of $15.8 million. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted amortization expense for $4.8 million.

In fiscal 2010, total amortization decreased by $0.5 million compared to fiscal 2009 and the ratio of expense to revenue remained relatively stable. The translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted amortization expense for $8.2 million in 2010.

For fiscal year 2011, the increase of $6.6 million in amortization expense for capital assets over 2010 is mainly due to the write-off of leasehold improvements associated with certain facilities in North America which were exited for approximately $4.1 million. In addition, amortization of computer equipment increased in line with the investments made to support new contracts and to upgrade our data centre infrastructure.

When comparing fiscal 2010 to 2009, the amortization of capital assets increased by $10.7 million. The majority of the increase related to the full year’s impact of equipment purchased the previous year to support our new contracts and to improve our data centre infrastructure. This was partially offset by the decrease in amortization of leasehold improvements which resulted from accelerated amortization taken on excess space and workspace densification efforts over the past couple of years decreasing the need for leased space and the associated leasehold improvements.

In fiscal 2011, amortization of contract costs decreased by $7.3 million to $23.1 million compared to fiscal 2010. The decrease is due to the impact of successfully completed projects partially offset by the amortization of transition costs on new contracts awarded to us in the prior periods. Additionally, in 2010, amortization expense was higher due to the modification of two contracts. When comparing 2010 and 2009 the amortization of contract costs increased by $8.0 million. This reflects the accelerated amortization of contract costs for the modification of two contracts as well as the start-up of new, large contracts signed over the prior quarters.

For fiscal 2011, amortization of other intangible assets increased by $5.1 million to $97.9 million compared to $92.8 million in fiscal 2010. The increase is due to the amortization of new client relationships relating to the Stanley acquisition and to new software licenses required to support our growth. These increases were partially offset by lower amortization from other client relationships and certain business solutions that have been fully amortized over the last year.

Amortization of other intangible assets decreased by $8.0 million in fiscal 2010 when compared to fiscal 2009. This is mainly attributable to the lower amortization associated on certain client relationships being fully amortized and the acceleration of amortization on certain business solutions at the end of fiscal 2009. In addition, over the last two years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. Our results incorporated incremental amortization of $3.6 million mainly pertaining to client relationships associated with the acquisition of Stanley.

In the last quarter of fiscal 2011, due to the current economic environment outlook and the deferral of investment decisions by some of our clients, an impairment charge of $11.7 million was taken on certain business solutions primarily serving the financial markets. No impairment charges were taken in fiscal 2010. At the end of fiscal 2009, a charge of $11.1 million was taken predominantly for other solutions deemed impaired for the financial markets.

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3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30 (in thousands of dollars except for percentage)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Global Infrastructure Services	106,902	89,225	85,720	19.8%	4.1%
As a percentage of GIS revenue	13.2%	10.4%	9.2%
Canada	263,700	259,075	212,546	1.8%	21.9%
As a percentage of Canada revenue	19.7%	19.3%	15.9%
U.S.	182,840	166,917	149,015	9.5%	12.0%
As a percentage of U.S. revenue	9.4%	12.5%	11.4%
Europe	8,510	(3,315)	13,460	356.7%	-124.6%
As a percentage of Europe revenue	3.9%	-1.7%	5.4%
Adjusted EBIT	561,952	511,902	460,741	9.8%	11.1%
Adjusted EBIT margin	13.0%	13.7%	12.0%

3.6.1. Global Infrastructure Services

Adjusted EBIT in GIS was $106.9 million, an increase of $17.7 million over fiscal 2010. As a percentage of revenue, the margin increased from 10.4% to 13.2%. The increase is due to the favourable impacts from investments within our data centre operations and productivity improvements made in the year. This was partially offset by the expiration of an outsourcing contract in our third quarter causing a temporary increase in excess capacity. In addition, the current year was impacted by provisions for excess real estate, severance costs and leasehold improvements write-offs in the amount of $9.3 million, an increase of $6.7 million over last year.

In fiscal 2010, adjusted EBIT in GIS was $89.2 million, an increase of $3.5 million over fiscal 2009. The increase is due predominately to improvements made within our data centre operations from prior years’ initiatives. The improvement was partially offset by the margin impact associated with lower work volumes from our clients as discussed above in the revenue section.

3.6.2. Canada

Canada adjusted EBIT increased by 1.8%, reaching $263.7 million in fiscal 2011, compared to $259.1 million in fiscal 2010. As a percentage of revenue, the margin increased from 19.3% in 2010 to 19.7% in 2011. The increase is attributed to a number of factors including higher margins associated with increased intellectual property based revenues, the collection of a $6.5 million bad debt in the first quarter of fiscal 2011 and a reduction to the segment’s incentive accruals based on its growth performance. These factors were partially offset by the impacts of the revenue decrease as outlined earlier and the incremental year-over-year expenses associated with excess real estate, severances, leasehold improvement write-offs and impairments in the amount of $21.7 million.

In fiscal 2010, adjusted EBIT in Canada increased by $46.5 million or 21.9% over fiscal 2009. As a percentage of revenue, the margin also increased from 15.9% to 19.3%. The increase in margin for Canada is due to prior year’s initiatives to improve our gross margin in this segment. Severances and real estate provisions taken in 2010 were $12.1 million.

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3.6.3. U.S.

Adjusted EBIT in U.S. increased by $15.9 million or 9.5% over fiscal 2010. Before the unfavourable foreign exchange impact of $8.5 million, adjusted EBIT would have increased by $24.4 million or 14.6% over fiscal 2010. The increase is mainly due to the Stanley acquisition and the $10.2 million license sale in the first quarter of fiscal 2011 pertaining to the reorganization and divestment of some operations by one of our clients. The adjusted EBIT margin decreased from 12.5% to 9.4%. This is due to a number of factors: we made investments in our India delivery centres to expand our capacity in order to respond to new opportunities; the Stanley acquisition contributed to an increase in amortization of client relationships of $16.4 million as well as higher proportion of cost-plus contracts; and the effect of lower member utilization due to the delays in project start-ups for certain clients. Despite our bid and proposal activities to initiate new projects, the uncertainty reigning in the U.S. economy caused the pace of the federal government contract awards to be delayed to the latter half of the fiscal year, thereby increasing costs and impacting our U.S. profitability. During the year, approximately $12.3 million was incurred primarily for severance costs, impairments, leasehold improvements write-off and excess real estate which represented an increase of $7.2 million over fiscal 2010.

In 2010, U.S. adjusted EBIT increased by $17.9 million or 12.0% when compared to fiscal 2009. The results for Stanley since August 17th were incorporated into our results. As a percentage of revenue, our margin increased from 11.4% to 12.5%. The improvement was the result of increased productivity in both our domestic operations and our Indian centres of excellence.

3.6.4. Europe

Adjusted EBIT from our Europe operations totalled $8.5 million in fiscal 2011, an $11.8 million increase compared to fiscal 2010. As a percentage of revenue, our margin also increased by 5.6% from negative 1.7% in 2010 to 3.9% in 2011. The prior year’s restructuring initiatives continued to help improve our earnings margins in the current year. Revenue growth in the telecommunications & utilities and financial services vertical markets also helped improve earnings in this segment. In addition, severances and related costs incurred in fiscal 2011 totalled approximately $3.7 million whereas in the prior fiscal year, $6.7 million of charges were taken.

In fiscal 2010, our Europe adjusted EBIT decreased by $16.8 million when compared to fiscal 2009. As a percentage of revenue, our margin decreased from 5.4% in 2009 to negative 1.7% in 2010. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. However, in certain geographies, we were limited by regulations from taking action as quickly or as significantly as we would have preferred. Severances and other related charges were taken in the amount of $6.7 million in an effort to return this segment back to historical profitable levels.

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3.7. EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

For the years ended September 30 (in thousands of dollars except for percentage)	2011	% of Revenue	2010	% of Revenue	2009	% of Revenue
Adjusted EBIT	561,952	13.0%	511,902	13.7%	460,741	12.0%
Acquisition-related and integration costs	3,675	0.1%	20,883	0.6%	—	0.0%
Interest on long-term debt	19,395	0.4%	17,123	0.5%	18,960	0.5%
Interest income	(3,759)	-0.1%	(2,419)	-0.1%	(2,908)	-0.1%
Other (income) expenses	(3,917)	-0.1%	(952)	0.0%	3,569	0.1%
Gain on sale of capital assets	—	0.0%	(469)	0.0%	—	0.0%
Earnings from continuing operations before income taxes	546,558	12.6%	477,736	12.8%	441,120	11.5%

3.7.1. Acquisition-Related and Integration Costs

These amounts pertained to the costs to integrate the operations and to realize synergies in regards to the acquisition of Stanley concluded in August 2010. Total acquisition-related and integration costs in fiscal 2010 and fiscal 2011 totalled $24.6 million. Only $3.7 million of acquisition-related and integration costs were incurred in fiscal 2011 compared to the $5.4 million expected at the end of fiscal 2010. No more costs pertaining to the Stanley acquisition will be incurred.

3.7.2. Interest on Long-Term Debt

The year-over-year increase in interest expense for the fiscal year is mainly due to the debt used to finance the acquisition of Stanley, partially offset by the repayment of the second tranche of U.S. Senior unsecured notes that matured at the end of January 2011.

3.7.3. Interest Income

Interest income includes interest and other investment income (net of interest expenses) related to cash balances, investments, and tax assessments.

3.7.4. Other (Income) Expenses

Other (income) expenses reflects mainly changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 24 of 62

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Earnings from continuing operations before income taxes	546,558	477,736	441,120	14.4%	8.3%
Income tax expense	111,493	114,970	125,223	-3.0%	-8.2%
Effective tax rate	20.4%	24.1%	28.4%
Earnings from discontinued operations, net of income taxes	—	—	1,308	N/A	-100.0%
Net earnings	435,065	362,766	317,205	19.9%	14.4%
Margin	10.1%	9.7%	8.3%
Earnings attributable to shareholders of CGI Group Inc.	434,809	362,386	316,466	20.0%	14.5%
Earnings attributable to non-controlling interest	256	380	739	-32.6%	-48.6%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	265,333,074	284,826,257	306,853,077	-6.8%	-7.2%
Class A subordinate shares and Class B shares (diluted)	275,286,534	292,919,950	310,345,241	-6.0%	-5.6%
Earnings per share (in dollars) [1]
Basic EPS	1.64	1.27	1.03	29.1%	23.3%
Diluted EPS	1.58	1.24	1.02	27.4%	21.6%

[1]	EPS amounts are attributable to shareholders of CGI.

3.8.1. Income Tax Expense

For fiscal 2011, income tax expense was $111.5 million, a decrease of $3.5 million compared to $115.0 million in the prior fiscal year, while our effective income tax rate decreased from 24.1% to 20.4%. Favourable tax adjustments reduced our income taxes in both 2011 and 2010 in the amount of $41.4 million and $38.0 million respectively. These adjustments pertain to final determinations from agreements with tax authorities and expiration of statutes of limitation periods. The decrease in income tax expense and tax rate was also due to benefits arising from investments in our subsidiaries and the effect of foreign tax rate differences.

Income tax expense for fiscal 2010 and 2009 were $115.0 million and $125.2 million, respectively. Our effective income tax rates for fiscal years 2010 and 2009 were 24.1% and 28.4%, respectively. Included in the fiscal 2010 amount are favourable adjustments mainly from the final determinations from agreements with tax authorities and expirations of statutes of limitation periods in the amount of $38.0 million. This is compared to the $15.9 million of favourable adjustments in fiscal 2009.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 25 of 62

Below is a table showing the year-over-year comparison with the favourable tax adjustments and the impact of acquisition-related and integration costs removed:

For the years ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Earnings from continuing operations before income taxes	546,558	477,736	441,120	14.4%	8.3%
Add back:
Acquisition-related and integration costs	3,675	20,883	—	-82.4%	N/A
Earnings from continuing operations before income taxes prior to adjustments	550,233	498,619	441,120	10.4%	13.0%
Income tax expense	111,493	114,970	125,223	-3.0%	-8.2%
Add back:
Tax adjustments	41,415	37,964	15,850	9.1%	139.5%
Tax deduction on acquisition-related and integration costs	1,235	3,688	—	-66.5%	N/A
Income tax expense prior to adjustments	154,143	156,622	141,073	-1.6%	11.0%
Effective tax rate prior to adjustments	28.0%	31.4%	32.0%
Earnings from discontinued operations, net of income taxes	—	—	1,308	N/A	-100.0%
Net earnings prior to adjustments	396,090	341,997	301,355	15.8%	13.5%
Margin	9.2%	9.2%	7.9%
Earnings per share (in dollars)[1]
Basic EPS	1.49	1.20	0.98	24.2%	22.4%
Diluted EPS	1.44	1.17	0.97	23.1%	20.6%

[1]	EPS amounts are attributable to shareholders of CGI and prior to tax adjustments and acquisition-related and integration costs.

We expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 30.0% in subsequent periods.

3.8.2. Earnings Attributable to Non-Controlling Interest

The non-controlling interest in our statement of earnings represents the percentage of ownership of CIA held by minority shareholders. On April 4, 2011, CGI concluded a transaction whereby CIA repurchased its shares held by CGI. Accordingly, starting in the third quarter of the current fiscal year, we no longer recorded earnings attributable to a non-controlling interest.

3.8.3. Earnings from Discontinued Operations

The earnings from discontinued operations recorded in fiscal 2009 were mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in July 2008.

3.8.4. Weighted Average Number of Shares

CGI’s basic and diluted weighted average number of shares for fiscal 2011 decreased compared to the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 26 of 62

shares upon the exercise of stock options. During the current fiscal year, 16.4 million shares were repurchased and 5.7 million options were exercised.

4.	LIQUIDITY

4.1. STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2011, cash and cash equivalents, net of bank overdrafts, were $82.2 million. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2011, 2010 and 2009.

For the years ended September 30 (in thousands of dollars)	2011	2010	2009	Change 2011/2010	Change 2010/2009
Cash provided by continuing operating activities	571,215	552,367	630,244	18,848	(77,877)
Cash used in continuing investing activities	(129,972)	(1,024,914)	(127,585)	894,942	(897,329)
Cash (used in) provided by continuing financing activities	(491,608)	267,311	(198,227)	(758,919)	465,538
Effect of foreign exchange rate changes on cash and cash equivalents and bank overdrafts from continuing operations	4,764	(10,367)	(11,300)	15,131	933
Net (decrease) increase in cash and cash equivalents net of bank overdraft from continuing operations	(45,601)	(215,603)	293,132	170,002	(508,735)

4.1.1. Cash Provided by Continuing Operating Activities

Cash provided by continuing operating activities was $571.2 million in fiscal 2011, representing 13.2% of revenue. This is compared to $552.4 million or 14.8% of revenue in the prior year. The improvement is due to the increase in our earnings partially offset by the increase in our DSO mainly related to an increasing proportion of our revenues coming from government entities. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

Cash provided by continuing operating activities was $552.4 million or 14.8% of revenue for fiscal 2010. This is compared with $630.2 million or 16.5% of revenue in fiscal 2009. In fiscal 2009, the cash flow from operations reflected the benefit of our initiatives to reduce our DSO. The reduction of 11 days from 50 days to 39 days generated a $113.2 million year-over-year improvement. Our cash flow from operations would have increased by approximately $35.3 million over the cash generated in fiscal 2009 when the benefit of the DSO improvement is removed. This improvement was primarily driven by the increase in our earnings in fiscal 2010.

4.1.2. Cash Used in Continuing Investing Activities

Cash used in continuing investing activities decreased by $894.9 million in fiscal 2011 compared to fiscal 2010, which was almost entirely due to the acquisition of Stanley. In fiscal 2010, the Company acquired Stanley for a cash consideration of $899.6 million, net of the cash acquired.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 27 of 62

Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. In 2011, the Company had net cash inflows of $2.0 million whereas in the prior year, $12.9 million was disbursed for the purchase of investments.

Cash used for the purchase of capital assets amounted to $65.3 million during the year, an increase of $17.6 million over the $47.7 million invested the previous fiscal year. The increase was due to a higher investment in additional computer equipment to support our new contracts and continued investment program as well as increase in leasehold improvements in certain offices in the U.S.

Cash used for the purchase of capital assets was $47.7 million in fiscal 2010, a decrease of $21.5 million from fiscal 2009’s investment level of $69.2 million. The decrease was due to a higher investment in equipment in 2009 for infrastructure upgrades to our data centres. Also, as part of our restructuring efforts in 2009, less office space was needed and as a result, fewer investments were made on leasehold improvements in 2010.

Investments in intangible assets amounted to $56.0 million, representing a decrease of $13.7 million from the previous fiscal year. The decrease is partially due to less contract costs capitalized as projects migrated out of their transition phase. In addition, lower levels of spending incurred on software licenses also contributed to the decrease.

Investments in intangible assets amounted to $69.7 million in fiscal 2010, an increase of $7.4 million from fiscal 2009. The increase is partially due to new transition costs capitalized on contracts signed with new and existing clients, and additional software license costs capitalized in response to new contracts for our services.

The Company purchased $14.2 million in long-term marketable investments for the year ended September 30, 2011. No such investments were made in the prior fiscal years.

4.1.3. Cash (Used) Provided by Continuing Financing Activities

During the year ended September 30, 2011, we used $491.6 million for financing activities, a change of $758.9 million when compared to $267.3 million provided by financing activities a year ago. The large difference is mostly due to the drawing on our credit facilities for the acquisition of Stanley in fiscal 2010.

In fiscal 2011, we repaid $234.0 million of our long-term debt and credit facilities; whereas in fiscal 2010, the Company drew US$100.0 million from its credit facilities to create a hedge in the second quarter of 2010 to protect our U.S. dollar denominated cash balances from fluctuations in the exchange rate. In the last quarter of 2010, we drew another US$800.0 million from our credit facilities to fund the acquisition of Stanley. We also repaid portions of our long-term debt and credit facilities in the amount of $207.9 million in fiscal 2010. In fiscal 2009, we drew $144.7 million from our credit facilities.

In fiscal 2011, we used $305.0 million to repurchase 16.4 million CGI shares under the current and previous NCIB. In fiscal 2010, we used $516.7 million to repurchase 35.6 million CGI shares. Fewer shares were repurchased this year compared to the prior year as some funds were allocated for debt reduction. In fiscal 2009, we used $101.7 million as 9.5 million CGI shares were bought back at a lower average share price.

The current fiscal year yielded $52.1 million from the exercise of stock options compared to $53.0 and $16.1 million received in fiscal 2010 and 2009, respectively. Issuances of our shares have increased since fiscal 2010 due to more exercises as our share price became more favourable to option holders.

In the second quarter of 2009, there was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. No principal payments were due on these notes during fiscal 2010.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 28 of 62

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents and Bank Overdrafts from Continuing Operations

For the year ended September 30, 2011, there was a $4.8 million increase in cash from the effect of foreign exchange rate changes. For the years ended September 30, 2010 and 2009, foreign exchange changes caused a decrease of $10.4 and $11.3 million in cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

(in thousands of dollars)	Total commitment	Available at September 30, 2011	Outstanding at September 30, 2011
	$	$	$
Cash and cash equivalents	—	157,761	—
Bank overdraft	—	(75,538)	—
Short-term investments	—	10,166	—
Long-term marketable investments	—	15,309	—
Unsecured committed revolving facilities [1]	1,500,000	622,406	877,594	[2]
Senior U.S. unsecured notes	493,478	493,478	—
Total	1,993,478	1,223,582	877,594	[2]

[1]	Excluding any existing credit facility under non-majority owned entities.
[2]	Consists of drawn portion of $859.3 million and Letters of Credit for $18.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2011, cash and cash equivalents, net of bank overdrafts, short-term and long-term marketable investments were $107.7 million. The amount available under our credit facilities was $622.4 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2011, CGI was in compliance with these covenants.

During the fourth quarter, the Company entered into a US$475.0 million private debt placement financing with U.S. institutional investors. Please refer to the Private Debt Placement section 2.1.2 for more details. The Company intends to renew the unsecured committed revolving facilities before its maturity.

Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with initial maturities of 90 days or less.

Short-term investments include fixed deposits, term deposits, municipal, provincial and government bills with initial maturities ranging from 91 days to 1 year.

Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated AA or higher.

Total long-term debt decreased by $148.2 million to $1,005.7 million at September 30, 2011, compared with $1,153.9 million at September 30, 2010. The variation is mainly explained by the repayments of the second tranche of U.S. Senior unsecured notes for US$87.0 million and unsecured committed revolving facilities for US$105.0 million. In addition, the Company incurred various obligations repayable in blended monthly instalments for equipment and intangible assets totalling an amount of $44.4 million. The remainder of the decrease is due to an unrealized loss of $4.5 million on foreign exchange translation.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,919.8 million. Total contractual obligations decreased by $270.0 million compared to fiscal 2010, primarily due to paying down our long-term debt and rent payments made in the normal course of our operations.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 29 of 62

Commitment type (in thousands of dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
Long-term debt	938,499	379,595	48,096	16,040	494,768	—
Capital lease obligations	67,182	22,939	31,696	12,013	534	—
Operating leases	—
Rental of office space [1]	773,157	109,729	191,841	164,123	263,713	43,751
Computer equipment	33,613	15,316	15,598	2,699	—	—
Automobiles	9,001	4,342	4,441	218	—	—
Long-term service agreements and other	98,391	48,547	44,644	5,200	—	—
Total contractual obligations	1,919,843	580,468	336,316	200,293	759,015	43,751

[1]	Included in these obligations are $25.3 million of office space leases from past acquisitions.

4.4. FINANCIAL INSTRUMENTS AND HEDGES

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in other comprehensive income (loss).

The Company has the following outstanding hedging instruments:

Hedges on net investments in self-sustaining foreign subsidiaries

•	US$815.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€9.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.

Cash flow hedges on future revenue

•	US$76.7 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$45.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$62.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.

Cash flow hedges on Senior U.S. unsecured notes

•	US$20.0 million foreign currency forward contracts.

The effective portion of the change in the fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. During the year ended September 30, 2011, the Company’s hedging instruments were effective.

The Company expects that approximately $4.1 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at September 30, 2011 will be reclassified in net income in the next 12 months.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 30 of 62

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2011	2010	2009
Net debt to capitalization ratio	26.8%	30.6%	n/a
Net debt (cash) (in thousands of dollars)	897,418	1,010,816	(66,034)
Return on equity	19.5%	16.4%	14.2%
Return on invested capital	14.1%	16.3%	14.0%
Days sales outstanding	53	47	39

The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. In fiscal 2010, our long-term debt increased as US$800.0 million was drawn against our credit facilities to fund the acquisition of Stanley. This caused the ratio to increase to 30.6%. During fiscal 2011, we paid down our debt, causing the ratio to decrease to 26.8% as at September 30, 2011.

Return on equity is a measure of the return we are generating for our shareholders. At September 30, 2011, ROE stood at 19.5% compared to 16.4% at the end of September 30, 2010. The main cause of the increase is due to the higher earnings as compared to the year ago period from all our segments, and to a lesser degree, lower acquisition-related and integration costs. Part of the increase in ROE is also due to the repurchase of CGI shares under the NCIB, and the impacts of the fluctuation of foreign exchange rates on the investment values of our international operations.

Return on invested capital was 14.1% as at September 30, 2011, a decrease compared to 16.3% a year ago. The ratio decreased due to an increase in our average invested capital balance due to the debt taken for the financing of the Stanley acquisition.

DSO increased to 53 days from 47 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. Our DSO increased due to the addition of the Stanley operations as its main clientele are government entities as well as the impact from milestone based payments on some projects. At the end of the year, we exceeded our target of 45 days but remain committed to manage our DSO within this target based on past history.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling approximately $3.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 31 of 62

our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2011, we had committed for a total of $43.2 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2012.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 83% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This includes our members joining from Stanley, who effective January 1, 2011 were eligible to participate in the Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

5.	RELATED PARTY TRANSACTIONS

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 32 of 62

through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30 (in thousands of dollars)	2011	2010	2009
Revenue	80,075	81,760	108,139
Accounts receivable	4,570	681	10,542
Work in progress	1,158	1,076	5,937
Contract costs	3,713	6,210	8,706
Deferred revenue	2,985	1,012	3,351

6.	JOINT VENTURE: SUPPLEMENTARY INFORMATION

The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30 (in thousands of dollars)	2011	2010	2009
Revenue	98,578	91,015	101,964
Net earnings	13,359	11,418	13,412
Current assets	44,287	38,148	37,608
Non-current assets	2,309	2,992	2,998
Current liabilities	17,445	15,609	14,721
Non-current liabilities	994	933	445

7.	FOURTH QUARTER RESULTS

As outlined in section 2.1.3., due to the increased mobility of our workforce and growth of our global delivery centres, a total charge of $45.4 million was taken mainly comprised of provisions on excess real estate, related leasehold improvements and severance costs in the amount of $33.7 million. In addition, through a review of the Company’s business solution portfolio, an impairment charge of $11.7 million was taken on solutions primarily for the financial services market. The following sections incorporate the impacts of the measures taken above.

Average foreign exchange rates

For the three months ended September 30,	2011	2010	Change
U.S. dollar	0.9802	1.0391	-5.7%
Euro	1.3836	1.3441	2.9%
Indian rupee	0.0214	0.0224	-4.5%
British pound	1.5773	1.6117	-2.1%

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 33 of 62

7.1. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2011 and 2010. The 2010 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

For the three months ended September 30 (in thousands of dollars except for percentage)	2011	2010	Change
Total CGI Revenue	1,031,565	1,007,056	2.4%
Variation prior to foreign currency impact	5.3%	13.8%
Foreign currency impact	-2.9%	-5.1%
Variation over previous period	2.4%	8.7%
Global Infrastructure Services
Revenue prior to foreign currency impact	173,451	217,041	-20.1%
Foreign currency impact	(1,350)
Global Infrastructure Services revenue	172,101	217,041	-20.7%
Canada
Revenue prior to foreign currency impact	313,058	314,251	-0.4%
Foreign currency impact	(782)
Canada revenue	312,276	314,251	-0.6%
U.S.
Revenue prior to foreign currency impact	521,267	427,760	21.9%
Foreign currency impact	(28,256)
U.S. revenue	493,011	427,760	15.3%
Europe
Revenue prior to foreign currency impact	52,942	48,004	10.3%
Foreign currency impact	1,235
Europe revenue	54,177	48,004	12.9%

For the fourth quarter of 2011, revenue increased by $24.5 million or 2.4%. This is due predominantly to the acquisition of Stanley representing a full quarter of revenue in 2011 versus approximately six weeks in the same period of 2010, partially offset by the expiration of an outsourcing contract during the third quarter of fiscal 2011. Assuming a constant exchange rate between the Canadian dollar and the currencies of our foreign operations, our revenue grew by 5.3% as the weakened U.S. dollar had an unfavourable effect on our revenue, causing a 2.9% decrease. On a constant currency basis, the largest growth in our vertical markets was from government, due mostly to the new clients from the Stanley acquisition.

7.1.1. Global Infrastructure Services

Revenue for GIS was $172.1 million in the fourth quarter of fiscal 2011, a decrease of $44.9 million or 20.7% year-over-year. The decrease is due predominantly to an outsourcing contract in the financial services vertical market that expired in the third quarter of fiscal 2011. The decrease was partially offset by an increase in work volumes from the MRD vertical market.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 34 of 62

7.1.2. Canada

Revenue in Canada was $312.3 million for the three months ended September 30, 2011, a decrease of $2.0 million or 0.6% compared to the same period in the prior year. The decreases came from delays in project start-ups, the expiration of a low margin contract in the government vertical market, and the disposition of our ownership interest in CIA. These decreases were partially offset by an increase in work volumes from clients in our MRD and health vertical markets.

7.1.3. U.S.

For the three months ended September 30, 2011, revenue in the U.S. was $493.0 million, an increase of $65.3 million or 15.3% from the same period in the prior year. On a constant currency basis, revenue increased by $93.5 million or 21.9% due to an unfavourable foreign exchange impact of $28.3 million. Most of the increase in revenue is due to the Stanley acquisition; in the current quarter ended September 30, 2011, a full quarter of Stanley’s revenue is included, whereas only six weeks of Stanley’s revenue was included in the prior year. This increase was partially offset by the completion of projects for our clients in the financial services and government vertical markets while the start-up of new projects experienced delays.

7.1.4. Europe

In the fourth quarter of 2011, Europe revenue increased by $6.2 million or 12.9% to $54.2 million. Increases occurred across most of our geographic markets with particular growth from new and existing clients in the telecommunications & utilities vertical market.

7.2. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30 (in thousands of dollars except for percentage)	2011	2010	Change
Global Infrastructure Services	10,277	31,400	-67.3%
As a percentage of GIS revenue	6.0%	14.5%
Canada	46,830	57,871	-19.1%
As a percentage of Canada revenue	15.0%	18.4%
U.S.	42,607	50,280	-15.3%
As a percentage of U.S. revenue	8.6%	11.8%
Europe	3,058	250	1123.2%
As a percentage of Europe revenue	5.6%	0.5%
Adjusted EBIT	102,772	139,801	-26.5%
Adjusted EBIT margin	10.0%	13.9%

7.2.1. Global Infrastructure Services

Adjusted EBIT in GIS was $10.3 million for the three months ended September 30, 2011, a decrease of $21.1 million from the same period in the prior year. As a percentage of revenue, the margin decreased from 14.5% to 6.0%. The decrease is predominantly from the expiration of an outsourcing contract in the financial services vertical market, creating a

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 35 of 62

temporary excess in capacity. In addition, the segment incurred expenses associated with excess real estate and severances of approximately $6.2 million or $5.3 million more than the same period a year ago.

7.2.2. Canada

Canada adjusted EBIT was $46.8 million in the fourth quarter of 2011, a decrease of $11.0 million or 19.1%. As a percentage of revenue, the margin decreased from 18.4% to 15.0%. The decrease was due to the revenue factors outlined above (see section 7.1.2.) and the expenses associated with the provisions taken for the excess real estate, leasehold improvements write-off and severances in the amount of $18.4 million or $12.1 million more than the same period a year ago. In addition, an impairment charge of $9.6 million was taken on a business solution that was impacted by clients in the financial services vertical market deferring their investment decisions.

7.2.3. U.S.

U.S. adjusted EBIT was $42.6 million, a decrease of $7.7 million compared to the fourth quarter of 2010. As a percentage of revenue, the margin decreased from 11.8% to 8.6%. While growth in the government vertical market helped increase earnings, the impact of unassigned members from the delays in project start-ups for certain clients resulted in an overall decrease of earnings. The uncertainty reigning in the U.S. economy caused the pace of the federal government contract awards to slow down, thereby increasing costs and impacting our U.S. profitability. The acquisition of Stanley with its related amortization for client relationships along with its higher proportion of cost-plus contracts also contributed to the year-over-year margin fluctuation. In addition, the segment incurred charges associated with excess real estate, severances, leasehold improvements write-off and a business solution impairment of approximately $9.6 million. This is $8.4 million more than the amount for the same period a year ago.

7.2.4. Europe

Europe adjusted EBIT was $3.1 million for the fourth quarter of 2011, an increase of $2.8 million compared to the fourth quarter in the prior year. As a percentage of revenue, the margin increased from 0.5% to 5.6%. The increase is attributable to the revenue growth across all vertical markets partially offset by expenses associated with severances in the amount of $1.6 million or $0.6 million more than the same period last year.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 36 of 62

7.3. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	Change
Adjusted EBIT	102,772	139,801	-26.5%
Acquisition-related and integration costs	—	16,655	-100.0%
Interest on long-term debt	4,132	5,206	-20.6%
Interest income	(692)	(649)	6.6%
Other expenses (income)	558	(1,432)	-139.0%
Gain on sale of capital assets	—	(73)	-100.0%
Earnings before income taxes	98,774	120,094	-17.8%
Income tax expense	25,681	36,018	-28.7%
Effective tax rate	26.0%	30.0%
Net earnings	73,093	84,076	-13.1%
Margin	7.1%	8.3%
Earnings attributable to shareholders of CGI Group Inc.	73,093	83,994	-13.0%
Earnings attributable to non-controlling interest	—	82	-100.0%
Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	261,897,680	274,524,411	-4.6%
Class A subordinate shares and Class B shares (diluted)	271,305,183	281,951,998	-3.8%
Earnings per share (in dollars) [1]
Basic EPS	0.28	0.31	-9.7%
Diluted EPS	0.27	0.30	-10.0%

[1]	EPS amounts are attributable to shareholders of CGI.

Net earnings were $73.1 million for the quarter ended September 30, 2011 compared to $84.1 million in the same period of the prior year. The adjusted EBIT decreased mainly due to the expenses incurred for the Performance Improvement Plan in the amount of $45.4 million. This decrease was partially offset by lower acquisition-related and integration costs in the amount of $16.7 million.

The decrease in weighted average number of shares is due to the buyback of shares under the current NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the current quarter, 3.3 million shares were repurchased and 1.0 million options were exercised.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 37 of 62

In the fourth quarter of fiscal 2011, the Company accelerated the on-going optimization of its cost structure and incurred a significant amount of charges. This in turn lowered our net earnings by 13.1% despite growth in revenue. As the charges taken in the current quarter are higher than normal, the $45.4 million of provisions on excess real estate, related leasehold improvements write-off, severance costs, and impairment charges are added back to earnings in order to calculate a more meaningful net earnings and margin number. Similar types of charges are added back to the fourth quarter of fiscal 2010 to show a more meaningful comparison. Below is a table showing the year-over-year comparison with the favourable tax adjustments, the impact of acquisition-related and integration costs related to Stanley, the provisions on excess real estate, the related leasehold improvements write-off, the severance costs and the impairment charges removed:

For the three months ended September 30 (in thousands of dollars unless otherwise indicated)	2011	2010	Change
Earnings before income taxes	98,774	120,094	-17.8%
Add back:
Acquisition-related and integration costs	—	16,655	-100.0%
Severances, excess real estate provisions, leasehold improvement write-offs and impairment charge	45,419	9,336	386.5%
Earnings from continuing operations before income taxes prior to adjustments	144,193	146,085	-1.3%
Income tax expense	25,681	36,018	-28.7%
Add back:
Tax adjustments	—	2,500	-100.0%
Tax deduction on acquisition-related and integration costs, severances, excess real estate provisions and impairment charges	13,717	6,482	111.6%
Income tax expense prior to adjustments	39,398	45,000	-12.4%
Effective tax rate prior to adjustments	27.3%	30.8%
Net earnings prior to adjustments	104,795	101,085	3.7%
Margin	10.2%	10.0%
Earnings per share (in dollars) [1]
Basic EPS	0.40	0.37	8.1%
Diluted EPS	0.39	0.36	8.3%

[1]

EPS amounts are attributable to shareholders of CGI and prior to tax adjustments, acquisition-related and integration costs, severances, excess real estate provisions, leasehold improvement write-offs and impairment charges.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 38 of 62

8.	SUMMARY OF QUARTERLY RESULTS

8.1. KEY PERFORMANCE MEASURES FOR THE PAST EIGHT QUARTERS

As at and for the three months ended	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in thousands of dollars unless otherwise noted)	2011	2011	2011	2010	2010	2010	2010	2009
Growth
Backlog (in millions of dollars)	13,456	12,657	12,553	13,090	13,320	11,358	11,420	11,410
Bookings (in millions of dollars)	1,472	1,442	771	1,191	1,083	838	1,131	1,591
Book-to-bill ratio	143%	139%	68%	106%	108%	93%	124%	174%
Revenue	1,031,565	1,037,913	1,133,071	1,120,688	1,007,056	901,614	910,441	913,006
Year-over-year growth	2.4%	15.1%	24.5%	22.7%	8.7%	-5.1%	-4.0%	-8.7%
Constant currency growth	5.3%	18.0%	27.9%	25.9%	13.8%	0.7%	3.5%	-3.7%
Profitability
Adjusted EBIT	102,772	144,342	156,290	158,549	139,801	128,702	123,963	119,436
Adjusted EBIT margin	10.0%	13.9%	13.8%	14.1%	13.9%	14.3%	13.6%	13.1%
Net earnings	73,093	118,438	116,961	126,574	84,076	85,880	81,591	111,219
Net earnings margin	7.1%	11.4%	10.3%	11.3%	8.3%	9.5%	9.0%	12.2%
Basic EPS (in dollars)	0.28	0.45	0.44	0.47	0.31	0.30	0.28	0.38
Diluted EPS (in dollars)	0.27	0.43	0.42	0.45	0.30	0.30	0.28	0.37
Liquidity
Cash provided by operating activities	192,782	90,076	193,147	95,210	158,473	102,750	125,016	166,128
As a percentage of revenue	18.7%	8.7%	17.0%	8.5%	15.7%	11.4%	13.7%	18.2%
Days sales outstanding	53	52	43	42	47	36	35	30
Capital structure
Net debt to capitalization ratio	26.8%	28.3%	28.7%	30.6%	30.6%	0.2%	n/a	n/a
Net debt (cash)	897,418	913,372	923,144	1,000,982	1,010,816	6,361	(35,280)	(73,049)
Return on equity	19.5%	20.3%	18.9%	17.2%	16.4%	16.1%	15.5%	15.2%
Return on invested capital	14.1%	15.8%	16.0%	15.7%	16.3%	16.9%	16.0%	15.4%
Balance sheet
Cash, cash equivalents, bank overdraft and short-term investments	92,389	28,185	83,851	91,962	141,020	406,475	419,110	346,445
Total assets	4,685,543	4,428,075	4,561,671	4,536,492	4,607,191	3,813,138	3,872,980	3,785,231
Long-term financial liabilities	728,809	1,033,288	1,102,990	1,090,485	1,159,198	387,341	379,227	354,392

8.2. QUARTERLY VARIANCES

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 39 of 62

contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

9.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The audited, consolidated financial statements for the years ended September 30, 2011, 2010, and 2009 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

9.1. CHANGES IN ACCOUNTING POLICIES

On October 1, 2010, the Company elected to early adopt the following accounting guidance:

a)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the CICA in December 2009 which amends the EIC Abstract No. 142 (“EIC-142”), “Revenue Arrangements with Multiple Deliverables”. EIC-175 is equivalent to the U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance, such as Accounting Standards Codification (“ASC”) Topic 985-605 (“ASC 985-605”), “Software – Revenue Recognition”. The new guidance changes the requirements for establishing separate units of accounting in a multiple-deliverable arrangement and requires the allocation of total arrangement consideration to each separate unit of accounting based on their relative selling prices. Based on this method, the selling price of each separate unit of accounting is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosure required for multiple-deliverable arrangements.

b)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” the U.S GAAP standard issued by the FASB which amends ASC 985-605. ASU 2009-14 modifies the scope of the software recognition guidance to exclude tangible products that contain both software and non-software deliverables that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows U.S. guidance.

The adoption of the above accounting guidance, which was applied prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements for the year ended September 30, 2011.

9.2. CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 of the September 30, 2011 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 40 of 62

of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Amortization or impairment	Income taxes
Business combinations	✓			✓
Income taxes	✓				✓
Contingencies and other liabilities	✓		✓
Revenue recognition [1]	✓	✓
Stock-based compensation	✓		✓
Investment tax credits and government programs	✓		✓
Impairment of long-lived assets and goodwill	✓			✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations

The Company accounts for its business combinations using the acquisition method. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to net identifiable assets and liabilities assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.

When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.

Income taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 41 of 62

Contingencies and other liabilities

The Company accrues for costs and other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

The Company accrues lease provisions which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease. Key assumptions include the discount rate and the estimate of potential revenues from the subleasing of vacated premises.

Revenue recognition

CGI provides services containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion which requires estimates of revenue and costs over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine how estimated contract revenue is allocated to each element based on fair values or selling prices. Revenue is then recognized for each element as for single-element contracts.

Revenue from system benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident.

Stock-based compensation

CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government programs

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 42 of 62

tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets and goodwill

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of business solutions and contract costs, the Company must estimate future revenue, costs and future cash inflows and outflows. The undiscounted estimated cash flows are projected over its remaining life and compared to the carrying amount.

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our four operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge.

9.3. INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.

We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases:

PHASE	STATUS	DETAILS
Phase 1 Diagnostic	Completed

•      Completed a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption; and

•      Assessed these differences and their impact on the financial statements, business processes and/or IT systems in order to determine the scope of the project.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 43 of 62

PHASE	STATUS	DETAILS
Phase 2 Detailed Impact Assessment	Completed

•      Completed a detailed impact assessment of differences between Canadian GAAP and IFRS;

•      Documented the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts; and

•      Further assessed impacts on our other key elements such as information technology changes, education and training requirements, impacts on business activities, integrity of internal control over financial reporting and disclosure controls and procedures.

Phase 3 & 4 Design & Implementation	Completed

•      Adjusted or redesigned the appropriate systems and business processes;

•      Updated and developed accounting policies, disclosure controls and procedures and internal controls over financial reporting;

•      Prepared our opening balance sheet;

•      Conducted an engagement with our external auditors addressing the opening financial position upon conversion;

•      Conducting an engagement with our external auditors addressing the parallel comparative year financial statements (fiscal 2011);

•      Continuing education and training in areas that will have the most significant impact on our operations; and

•      Monitoring the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date.

We have a project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are being provided to the Audit and Risk Management Committee.

In order to establish IFRS financial reporting expertise at all levels, our Company established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We also provided our Board of Directors with a briefing in November 2010.

IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain mandatory exceptions and optional exemptions are available. The significant optional exemptions that we expect to apply are described within the relevant notes below, along with the opening balance sheet impact.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 44 of 62

The Company has assessed the impact of IFRS on its opening balance sheet. Below is the preliminary opening balance sheet of the Company as at October 1, 2010 (“Transition Date”). The original published balance sheet prepared under Canadian GAAP is presented, followed by the IFRS adjustments in the next column which are further explained in the corresponding notes. The IFRS column is the balance sheet we expect to present in our first financial statements prepared under IFRS for the three-month period ending December 31, 2011 (first quarter of fiscal 2012). The opening consolidated IFRS balance sheet may differ significantly from this internal opening consolidated balance sheet due to changes in financial reporting requirements arising from new or revised standards issued by the International Accounting Standards Board (“IASB”), interpretations issued by the International Financial Reporting Interpretations Committee or other items identified through the first quarter of 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 45 of 62

Based on our initial assessment, we do not believe there will be any significant additional differences on adoption of IFRS from Canadian GAAP.

PRELIMINARY OPENING CONSOLIDATED BALANCE SHEET

As at October 1, 2010

(in thousands of Canadian dollars)	Canadian GAAP $	Adjustments (see notes below) $		IFRS $
Assets
Current assets
Cash and cash equivalents	127,824	R	(19,295)	108,529
Short-term investments	13,196		—	13,196
Accounts receivable	423,926	R, V	2,315	426,241
Work in progress	358,984	R	(1,318)	357,666
Prepaid expenses and other current assets	76,844	R	(7,646)	69,198
Income taxes	7,169		—	7,169
Future income taxes	16,509	U	(16,509)	—

Total current assets before funds held for clients	1,024,452		(42,453)	981,999
Funds held for clients	248,695		—	248,695

Total current assets	1,273,147		(42,453)	1,230,694
Property, plant and equipment	238,024	D, R	(1,392)	236,632
Contract costs	—	I, K, R, V	133,109	133,109
Intangible assets	516,754	H, K, R, V	(147,185)	369,569
Other long-term assets	42,261	R	(638)	41,623
Deferred tax assets	11,592	D, K, R, U	11,296	22,888
Investment in joint venture	—	C, R	22,814	22,814
Goodwill	2,525,413		—	2,525,413

	4,607,191		(24,449)	4,582,742

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	L, R, T	(6,575)	297,801
Accrued compensation	191,486	R	(5,835)	185,651
Deferred revenue	145,793	R	(2,491)	143,302
Income taxes	86,877	R	(1,343)	85,534
Provisions	—	T	10,998	10,998
Future income taxes	26,423	U	(26,423)	—
Current portion of long-term debt	114,577		—	114,577

Total current liabilities before clients’ funds obligations	869,532		(31,669)	837,863
Clients’ funds obligations	248,695		—	248,695

Total current liabilities	1,118,227		(31,669)	1,086,558
Deferred tax liabilities	170,683	C, D, H, I, K, R, U	18,177	188,860
Long-term provisions	—	D, T	9,266	9,266
Long-term debt	1,039,299		—	1,039,299
Other long-term liabilities	119,899	C, K, R, T	(10,908)	108,991

	2,448,108		(15,134)	2,432,974

Equity
Attributable to shareholders of CGI Group Inc.
Retained earnings	1,196,386	B, C, D, H, I, J, K, L	(350,562)	845,824
Accumulated other comprehensive income (loss)	(321,746)	B	336,215	14,469
Capital stock	1,195,069		—	1,195,069
Contributed surplus	82,922	J, K	11,484	94,406

Attributable to shareholders of CGI Group Inc.	2,152,631		(2,863)	2,149,768
Attributable to non-controlling interest	6,452	L	(6,452)	—

	2,159,083		(9,315)	2,149,768

	4,607,191		(24,449)	4,582,742

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 46 of 62

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS. Exemptions that were not elected, not applicable or not considered material to the Company are not included in the discussion.

A.	Business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (as revised in 2008), retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3. As a result, there is no adjustment in the opening balance sheet related to business combinations entered into prior to the Transition Date. IFRS 3 will be applied to business combinations entered into subsequently. Additionally, due to the Company’s election to apply IFRS 3 prospectively, International Accounting Standards (“IAS”) 27, “Consolidated and Separate Financial Statements”, will also be applied prospectively.

B.	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative foreign currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary was formed or acquired to the Transition Date. IFRS 1 permits cumulative foreign translation gains and losses to be reset to zero at the Transition Date. The Company elected to apply this exemption and as such reversed the balance of $413.0 million within “net unrealized losses on translating financial statements of self-sustaining foreign operations” and $76.8 million within “net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations” included in accumulated other comprehensive loss. The net loss of $336.2 million was recognized as a decrease to accumulated other comprehensive loss with a corresponding decrease to retained earnings.

C.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at Transition Date. The Company elected to apply this exemption. As a result, other long-term liabilities decreased by $0.8 million. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million. Additionally, the Company’s joint venture, which is accounted for under the equity method as noted in section (R), applied the same exemption. As a result, the investment in the joint venture decreased by $1.8 million with a corresponding decrease in retained earnings.

D.	Decomissioning liabilities included in the cost of property, plant and equipment

IFRS 1 allows a first-time adopter to use a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability and as a result, property, plant and equipment decreased by $0.7 million and long-term provisions increased by $0.6 million. After a related decrease to deferred income tax liabilities of $0.2 million and an increase to deferred income tax assets of $0.2 million, retained earnings decreased by $0.9 million.

E.	Borrowing costs

IFRS 1 allows the Company to choose the effective date of IAS 23, “Borrowing Costs”. The Company elected to apply IAS 23 as of the Transition Date and as such will capitalize borrowing costs for qualifying assets for which construction commences on or after the Transition Date.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 47 of 62

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

F.	Hedge accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial Instruments: Recognition and Measurement”, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. The application of this mandatory exception did not result in any adjustments upon IFRS conversion.

G.	Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Set forth below are discussions of differences between IFRS and Canadian GAAP.

H.	Reversal of intangible asset impairment

As opposed to current GAAP, impairments under IFRS are conducted in one step using discount rates that are asset specific. In addition, when determining future cash flows associated with an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reversed. Under Canadian GAAP, the reversal of impairment losses is prohibited. Upon adoption of IFRS, the Company reversed an impairment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, intangible assets increased by $0.8 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million.

I.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable and, in accordance with IAS 11, did not require a provision for loss. As a result, contract costs increased by $2.1 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.8 million, retained earnings increased by $1.3 million.

J.	Share-based payment

With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP, but reconciles to the graded vesting method for U.S. GAAP purposes. Under IFRS 1, CGI has chosen to not apply IFRS retroactively on transition to vested options and will only retroactively apply IFRS to unvested options. As a result of the difference of accounting for each grant of graded share-based awards, contributed surplus increased by $8.1 million as of the Transition Date with a corresponding decrease to retained earnings.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 48 of 62

K.	Income taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination is adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, the Company decreased deferred tax liabilities by $3.4 million, intangible assets by $2.9 million, contract costs by $0.5 million and deferred tax assets by $5.0 million with a corresponding decrease to other long-term liabilities of $0.9 million and retained earnings of $4.1 million.

Share-based payment

Under Canadian GAAP, a deferred tax asset is recognized on the difference between the accounting expense and the tax deduction relating to a share-based payment. Under IFRS, the deferred tax asset recognized in relation to the share-based payment is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award were tax deductible in the current period based on the current market price of the shares. If the tax deduction or future tax deduction estimated exceeds the related cumulative share-based payment expense, the excess associated current and deferred tax is recognized in contributed surplus. As a result, deferred tax liabilities decreased by $5.5 million and retained earnings increased by $2.1 million while contributed surplus increased by $3.4 million.

L.	Commitment to purchase outstanding shares of non-controlling interest

As at April 4, 2011, this commitment to purchase the remaining shares of CIA no longer exists. However, IFRS requires the restatement of all comparative financial statements and therefore, the impact of IFRS will have to be assessed for the period before CGI sold its interest in CIA. Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of CIA is disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, accounts payable and accrued liabilities increased by $10.4 million. The equity attributable to non-controlling interest of $6.5 million was eliminated and retained earnings decreased by the remaining balance of $3.9 million.

M.	Property, plant and equipment

We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at the Transition Date and annually thereafter if there are triggering events.

N.	Leases

Unlike Canadian GAAP, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification differences. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. This difference does not result in a material difference in the value of our finance leases. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases as well as all expected payments being recognized on the balance sheet. This adoption could have a material impact to our balance sheet. It has recently been announced that a revised exposure draft will be issued at the beginning of calendar 2012.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 49 of 62

O.	Consolidation

Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, non-controlling interest is initially recognized at fair value as opposed to carrying value under current GAAP. In fiscal 2010, we elected for the early adoption of Sections 1601, “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, IAS 27, “Consolidated and Separate Financial Statements”.

P.	Intangibles

Other than the adjustments noted in sections (I) and (V), IAS 38, “Intangible Assets”, is similar to CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which was adopted by the Company during fiscal 2009.

Q.	Government grants

IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”, permits the same accounting treatment as current GAAP for investment tax credits.

R.	Joint ventures

Under Canadian GAAP, the Company accounts for its joint venture in Innovapost under the proportionate consolidation method. Under IAS 31, “Interests in Joint Ventures” (“IAS 31”), companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. During the quarter ended June 30, 2011, IFRS 11, “Joint Arrangements” (“IFRS 11”), was issued and is effective for annual periods beginning January 1, 2013, with early adoption permitted. This new standard focuses on the rights and obligations of the arrangement rather than the legal form. Under the new standard, joint ventures must be accounted for using the equity method when the parties have rights to the net assets of the arrangement. Due to the fact that there is a choice available in the accounting method for a joint venture under IAS 31 and that the equity method will be required under IFRS 11, the Company has elected to account for its investment in Innovapost under the equity method as of the Transition Date.

In the MD&A for the quarter ended June 30, 2011, the preliminary opening consolidated balance sheet included the joint venture accounted for using the proportionate consolidation method. As a result of the subsequent decision to adopt the equity method, the effect of proportionate consolidation has been removed from the balance sheet and the joint venture has been accounted for as an equity investment as of the Transition Date as follows:

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 50 of 62

(in thousands of Canadian dollars)	Adjustment for Joint Venture $
Assets
Current assets
Cash and cash equivalents	(19,295)
Short-term investments	—
Accounts receivable	(9,527)
Work in progress	(1,318)
Prepaid expenses and other current assets	(7,646)
Income taxes	—
Future income taxes	—

Total current assets before funds held for clients	(37,786)
Funds held for clients	—

Total current assets	(37,786)
Property, plant and equipment	(669)
Contract costs	(478)
Intangible assets	(1,207)
Other long-term assets	(638)
Deferred tax assets	(362)
Investment in joint venture	24,598
Goodwill	—

(16,542)

Liabilities
Current liabilities
Accounts payable and accrued liabilities	(5,940)
Accrued compensation	(5,835)
Deferred revenue	(2,491)
Income taxes	(1,343)
Provisions	—
Future income taxes	—
Current portion of long-term debt	—

Total current liabilities before clients’ funds obligations	(15,609)
Clients’ funds obligations	—

Total current liabilities	(15,609)
Deferred tax liabilities	(404)
Long-term provisions	—
Long-term debt	—
Other long-term liabilities	(529)

(16,542)

Additionally, as a result of accounting for the investment under the equity method, the consolidated statement of earnings and consolidated statement of cash flows will be amended.

S.	Revenue recognition

The revenue recognition guidance under IAS 11 as well as IAS 18, “Revenue”, is not as specific as many standards under Canadian and U.S. GAAP. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the differences upon conversion to IFRS using standards in place today.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 51 of 62

Under Canadian GAAP, the allocation of the consideration for arrangements that fall under ASC 985-605 is done based on VSOE of fair value. VSOE of fair value is established through internal evidence of prices charged for each revenue item when that item is sold separately. Under IFRS, the total arrangement value is allocated based on relative selling price. Relative selling price will maximize the use of observable inputs, or the Company’s best estimate of selling price. In addition, under Canadian GAAP, the residual method can be used as an allocation method when there is objective and reliable evidence of the fair value(s) of the undelivered item(s) but no such evidence of the delivered item(s). Under IFRS, the residual method will no longer be an appropriate method and the allocation of the consideration needs to be done based on the relative selling price. With the adoption of EIC 175 on October 1, 2010, these differences do not exist for arrangements that fall under this new guidance.

Currently, under ASC 985-605, software arrangements for the sale of software licenses with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component (i.e., it has value to a client on a stand-alone basis).

Under IFRS, revenue from arrangements with extended payment terms can be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria for these arrangements are more restrictive and often revenue needs to be recognized on a cash basis.

Under IFRS, when payment from a client is due either significantly before or after the transfer of goods or services, the amount of revenue is adjusted to reflect the time value of money, if deemed material.

Canadian GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and recognized based on contractual prices within an acceptable threshold based on demonstrated fair values.

Currently, under GAAP, revenue is limited to the amount not contingent on future performance obligations. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.

A revised exposure draft is expected to be issued by the IASB and the Financial Accounting Standards Board on revenue recognition by the end of calendar 2011. The standards are not expected to be in place until the Fall of 2012.

Presentation Reclassifications

T.	Provisions

IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, requires a provision to be recognized when an entity has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. The thresholds for recognition of provisions are lower under IFRS than under Canadian GAAP.

Under Canadian GAAP, provision for decommissioning liabilities, onerous leases and legal claims were presented within accounts payable and accrued liabilities or other long-term liabilities. Under IFRS, provisions require separate line disclosure on the face of the balance sheet according to their short-term or long-term classification. As a result, an amount of $11.0 million was reclassified from accounts payable and accrued liabilities into short-term provisions and an amount of $8.7 million was reclassified from other long-term liabilities to long-term provisions.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 52 of 62

U.	Tax reclassification

Under Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either the underlying asset or liability or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets are classified as non-current. As a result, the short-term portion of future income tax assets of $16.5 million was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $26.4 million was reclassified to deferred income tax liabilities.

V.	Contract costs

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, transition costs and incentives provided in the form of cash or equity instruments are presented separately as contract costs and incentives provided in the form of discounts are presented within accounts receivable. As a result, $97.4 million of transition costs and $34.6 million of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $11.8 million was reclassified from intangible assets to accounts receivable.

Presentation

The presentation section is addressed through individual IAS, most of which do not have significant differences from current GAAP. However, certain sections will require additional disclosure within the notes to the financial statements. Examples include property, plant and equipment, intangible assets, costs of services, selling and administrative expenses, income taxes, goodwill and provisions. In certain cases, there will be a shift of information between the notes and the face of the financial statements.

Under IFRS, it will be mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.

With respect to our reportable segment disclosure under IFRS 8, “Operating Segments”, we do not see any significant differences from our current presentation.

Further to the above assessment of the impact of transitioning to IFRS on the opening balance sheet and on certain presentation items, below is a summary of the expected impact on our internal control and information systems.

KEY ACTIVITIES	EXPECTED CHANGES
Information technology and data systems	No material system impact

The Company did not identify any material system impact in our conversion to IFRS. The Company has completed dual-recordkeeping for the first three quarters of fiscal 2011 and is in the process of finalizing the fourth quarter of fiscal 2011. Effective October 1, 2011, only IFRS recordkeeping will be in use.

Internal controls over financial reporting	No impact

The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention was given to the effectiveness of controls during our transition year.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 53 of 62

KEY ACTIVITIES	EXPECTED CHANGES
Disclosure controls and procedures	Implemented

The Company designed appropriate procedures and controls to ensure additional information can be gathered and reported upon. Documentation was amended in all areas and processes were developed for the production and communication of asset or liability specific discount rates.

As communicated earlier, our financial statement note disclosures will be expanded. The working team also produced a draft of our first set of interim consolidated financial statements under IFRS. In these statements, additional annual disclosures that would have been presented in the September 30, 2011 consolidated financial statements if prepared under IFRS will be included. Information that is not considered material to the understanding of the Company’s interim financial information will not be included.

Business processes	Implemented

Over the past few months, training has been targeted to our employees based in the operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.

We have assessed the implications of IFRS on our debt covenants and did not encounter any impacts that would cause debt covenants to be breached.

Processes were developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we have assessed the impacts on the Company’s incentive programs.

10.	INTEGRITY OF DISCLOSURE

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 54 of 62

September 30, 2011. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2011. Please refer to page 33 of this MD&A for supplementary financial information about Innovapost.

11.	RISK ENVIRONMENT

11.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

11.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

11.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

CGI Group Inc. – Management’s Discussion and Analysis for the Year Ended September 30, 2011	Page 55 of 62

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights

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protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

11.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions or smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. For example, clients are increasingly demanding extended terms of payment, often stretching more than a year. These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

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Taxes

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

Credit risk with respect to accounts receivable

In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

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Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Risks related to teaming agreements and subcontracts

We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have

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sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.

Government business risk

Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although Canadian GAAP considers a national government and its agencies as a single client, our client base in the government economic sector is in fact diversified with contracts from many different departments and agencies in the U.S., Canada and Europe; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

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Information and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with the integration of new operations

The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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11.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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